HAHN ENGINEERING, INC.

Petroleum Consultants

P.O. Box 190251

St. Louis, MO 63119

To the Board of Directors

Cellteck, Inc.:

We hereby consent to: (i) the use in the Form 8-K filed by Cellteck, Inc., a Nevada corporation (the “Company”), of information contained in our December 19, 2012 “Works Unit Reserve Evaluation” report relating to the oil and gas reserves and revenue, as of December 31, 2011, of certain interests of the Company and the information derived from such report; (ii) all references to such report and/or to this firm in the Form 8-K; (iii) our being named as an independent expert in the Form 8-K; and (iv) the filing of the report and/or this consent as an exhibit to the Form 8-K.

HAHN ENGINEERING, INC.

/s/ Joseph K. Hahn
Joseph K. Hahn, P.E.

St. Louis, MO

January 17, 2013